Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 17, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 17, 2007, entitled “LORD BROERS RETIRES FROM AND SIMON MURRAY APPOINTED TO VODAFONE BOARD”.

17 May 2007

LORD BROERS RETIRES FROM AND SIMON MURRAY APPOINTED TO VODAFONE BOARD

Vodafone Group Plc (“Vodafone”) announces today that Lord Broers, a Non-Executive Director since January 1998, will not be seeking re-election at the Company’s Annual General Meeting and will retire from the Board at the conclusion of the meeting on 24 July 2007.

Vodafone also announced that Simon Murray has been appointed as a Non-Executive Director with effect from 1 July 2007.  Mr Murray’s career has largely been based in Asia, where he has held positions with Jardine Matheson, Deutsche Bank and Hutchison Whampoa where, as Group Managing Director, he oversaw the development and launch of mobile telecommunications networks in many parts of the world.  He remains on the Board of Cheung Kong, Compagnie Financière Richemont and Macquarie (HK) Limited and is an Advisory Board Member of the China National Offshore Oil Corporation.  He also sits on the Advisory Board of Imperial College in London.

Sir John Bond, Chairman of Vodafone, commented “Alec Broers has served with distinction as a Non-Executive Director for over nine years and has also made a substantial contribution as a long-serving member of our Audit Committee and Nominations & Governance Committee and as Chairman of our UK pension trustee company.  He also chaired the Vodafone Group Foundation for five years from its inception until 2006.  We thank him for all he has done for Vodafone and wish him well in the future.”

Sir John added, “I am delighted to welcome Simon Murray to the Vodafone Board.  His considerable knowledge of mobile telecommunications and his entrepreneurial spirit, coupled with his vast experience of the Asia-Pacific region, will be a great asset to the company.  I am looking forward to his contribution and to working with him.”

- ends -

Notes to editors:

The Board of Vodafone Group Plc, from 1 July 2007, will be as follows:

Sir John Bond — Chairman

Arun Sarin — Chief Executive

John Buchanan — Deputy Chairman

Vittorio Colao — Deputy Chief Executive

Andy Halford — Chief Financial Officer

Lord Broers*

Dr Michael Boskin

Alan Jebson

Nick Land

Anne Lauvergeon

Simon Murray

Jürgen Schrempp

Luc Vandevelde

Tony Watson

Philip Yea

*retiring at AGM on 24 July 2007

For further information:

Vodafone Group Plc

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 17, 2007	By:
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary